

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 28, 2011

<u>Via Mail and Fax</u>

Christian Negri
Treasurer
United American Petroleum Corp.
3101 Bee Caves Road, Centre II, Suite 301
Austin, TX 78746

     Re: Forgehouse, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed May 14, 2010
              File No. 000-51465

Dear Mr. Negri:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                          Sincerely,

                          Lyn Shenk
                          Branch Chief